Exhibit 99.1

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2015

(previous corresponding period: half-year ended 31 December 2014)

To be read in conjunction with the 30 June 2015 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: PRR)

29 February 2016

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2015

Previous Reporting Period – Half-year Ended 31 December 2014

Revenues	Unchanged	—	to	—
Loss after tax attributable to members	Up	775.19%	to	($56,021,865)
Net loss for the period attributable to members	Up	775.19%	to	($56,021,865)

Dividends (Distribution)	Amount per Security		Franked Amount per Security
Final dividend		n/a		n/a
Previous corresponding period		n/a		n/a
Record date for determining entitlements to the dividend, (in the case of a trust, distribution)				n/a

Net Tangible Assets per Share (cents)
As at 31 December 2015	0.91
As at 31 December 2014	(0.08)

Explanation of the above information:

The loss after tax attributable to members after removing the effect of the non-cash Share Based Payment to a strategic investor (Ridgeback Capital Investments), is $8,553,794 for the current reporting period, which is a 33.63% increase from the previous reporting period. The Company received financing from Ridgeback which has been accounted for as a share-based payment, as Ridgeback is a strategic investor with extensive expertise in the field of cancer immunotherapies (refer Note 9). A non-cash share-based payment of $47,468,071 has been expensed during the current reporting period representing the fair value of the convertible note and warrants at the time of the EGM approval of the investment from Ridgeback.

For other details of the current year results, refer to the Directors’ Report - Review of Operations.

Contents

Directors’ Report	2

Auditor’s Independence Declaration	6

Consolidated Statement of Comprehensive Income	7

Consolidated Balance Sheet	8

Consolidated Statement of Changes in Equity	9

Consolidated Statement of Cash Flows	10

Notes to the Consolidated Financial Statements	11

Directors’ Declaration	23

Independent Auditor’s Review Report to the Members	24

Prima BioMed Ltd- Appendix 4D	Page 1

Directors’ Report

Your directors are pleased to provide the following half-year report on Prima BioMed Ltd and its subsidiaries (referred to hereafter as the Group or Prima or the Company) for the half-year ended 31 December 2015.

Directors

The following persons were directors of Prima during the whole of the half-year and up to the date of this report unless otherwise stated:

Ms Lucy Turnbull, AO (Non-Executive Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Mr Albert Wong (Non-Executive Deputy Chairman)

Dr Russell Howard (Non-Executive Director)

Mr Pete Meyers (Non-Executive Director)

Principal Activities

Prima BioMed is a globally active biotechnology company positioned to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an antigen presenting cell (APC) activator boosting T cell responses for cancer chemo-immunotherapy and in other combinations which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners. Prima BioMed is listed on the Australian Stock Exchange and on the NASDAQ in the US.

Review of Operations

Key highlights and significant events of the reporting period included:

•	Completion of a fund raising of approximately $28.5m

•	Receipt of Scientific Advice from European Medicines Agency (EMA)

•	Initiation of two clinical trials with IMP321

•	Achievement of important milestones with our partnered products IMP731 (GSK) and IMP701 (Novartis)

IMP321 development

IMP321 is a cancer immunotherapy agent currently in mid-stage clinical development with Prima BioMed, where it is the Company’s lead compound. Immunotherapy is a process whereby a disease such as cancer is treated either by activating or suppressing components of the immune system to generate a response. LAG-3, or Lymphocyte Activation Gene 3, is able to stimulate and in other cases inhibit an immune response, via involvement in a number of immune pathways. IMP321 is a soluble LAG-3Ig fusion protein which works by binding to MHC class II molecules on APCs such as dendritic cells to activate them. The APCs are important for presenting cancer antigens to T cells and activating them to destroy cancer cells. IMP321 is a first-in-class APC activator.

Prima BioMed Ltd- Appendix 4D	Page 2

Directors’ Report (continued)

A Phase IIb study, known as AIPAC (Active Immunotherapy PAClitaxel) has been initiated in Europe. AIPAC is a multi-national, randomised, double-blind, placebo-controlled Phase IIb study of IMP321 in metastatic breast cancer in which we aim to enroll 211 patients. This trial has now commenced in Europe with sites in Belgium and the Netherlands having been initiated. The AIPAC trial will take approximately 3 years to complete, randomising patients 1:1, after the single-arm, safety run in phase, to either standard-of-care paclitaxel plus placebo or paclitaxel plus IMP321. Patients will be dosed for six months as per the Phase I dosing regimen, after which the responding or stable patients will be maintained for another year with monthly IMP321 injections. The study has been powered to demonstrate a progression free survival (PFS) advantage for the treatment group. Throughout the study, an independent data monitoring committee will review patient safety, survival rates and demographics at regular intervals.

An Australian pilot Phase I trial called TACTI-mel (Two ACTive Immunotherapeutics in melanoma) was initiated in H1 calendar year 2016. Australia has one of the highest per capita incidence of melanoma in the world. TACTI-mel will recruit 24 patients with Stage III/IV metastatic melanoma being treated with an approved PD-1 checkpoint inhibitor and adds IMP321 to the dosing regimen. Patients will receive ascending subcutaneous doses of IMP321 up to 30mg per injection fortnightly for 13 injections. The study will mainly evaluate the safety, pharmacokinetics, pharmacodynamics and anti-tumour activity of IMP321 at the various doses as well as the nature of the immune response in the combination. The primary endpoint of the study will be safety. This first-in-man study will combine IMP321 as an immune activator, together with a PD-1 checkpoint inhibitor. Other combination trials in progress at the moment are predominantly focusing on the combination of 2 inhibitors that work to remove the brakes on the immune system. Prima is at the forefront of a potential new frontier in combining checkpoint therapies with different modes of action (“releasing the brake” and “pushing the gas”) and we have filed a patent in 2015 to support this new application of IMP321.

Partnered programs:

Calendar year 2015 has been exciting for both Prima and our partners in terms of the clinical development of our LAG-3 products. A single digit million dollar financial milestone payment was received from GlaxoSmithKline after commencement of their Phase I trials with GSK2831781 (derived from IMP731) in January 2015. By all accounts this trial seems to be progressing well and at an investor presentation day in November 2015, GSK announced its intention to progress these trials into phase II in 2016; an exciting validation of the promise of this treatment modality. In August 2015, we announced Novartis had treated their first patient with LAG-525, their humanised version of Immutep’s IMP701 antibody for the treatment of cancer, triggering an undisclosed, modest milestone payment.

Our collaboration with Yamaguchi University and NEC Corporation is also progressing well. The signing of a second material transfer agreement or MTA was concluded at the end of calendar year 2015, under which we will provide clinical grade IMP321 to Yamaguchi University for a fee. They will test IMP321 as an APC activator in a cancer vaccine trial, together with their proprietary cancer peptides, in an investigator led clinical research study. The Yamaguchi/Prima collaboration was conceived based on evidence that IMP321 at low doses can be used as a T cell adjuvant for cancer vaccines because of IMP321’s ability to activate dendritic cells.

Prima is well positioned as an industry leader in the LAG-3 space. We own the original patents protecting the LAG-3 gene and antibodies; we have the founder and leading expert of LAG-3, Dr Frédéric Triebel; we have multiple products with different modes of action in development with multiple partners; we have completed 10 clinical trials to date and are starting two new clinical trials; and we have continuous research and development ongoing to identify new technologies in this exciting space. Upcoming data from large pharmaceutical companies in the LAG-3 space will add value to technologies targeting the LAG-3 checkpoint.

Prima BioMed Ltd- Appendix 4D	Page 3

Directors’ Report (continued)

Financial

Prima BioMed announced on 14 May 2015 that Ridgeback Capital Investments, a US-based specialist healthcare investor, would be investing $15m in Prima. Ridgeback took an immediate placement of approximately 72 million Prima shares at 1.73 cents per share, worth $1.25m, and committed to investing the remainder of its $15m commitment via 3% convertible notes which convert, at Ridgeback’s election, into Prima ordinary shares at 2.00 cents per share. Shareholders approved this investment after the reporting period at an Extraordinary General Meeting on 31 July 2015, resulting in Prima receiving approximately $14m. Concurrent with the Ridgeback investment Prima BioMed announced a Share Purchase Plan at 5 cents per share in July 2015 that raised an additional $10m.

The fair value of the convertible note and warrants as at the date of shareholder approval at the EGM was $61.2m. An amount of $47.5m has been recognised in the statement of comprehensive income as a share-based payment, reflecting both the increase in the value of the convertible note and the fair value of the warrants issued.

In addition, Prima BioMed placed approximately $3.55m with two institutional investors during the half-year. The capital raising from Ridgeback, the Share Purchase Plan and funds from the two institutional investors resulted in an increase in cash and term deposits to $25.5m in the first half of financial year 2016.

The Company has benefited from cash grants of $420k from the Australian R&D tax incentive program and grants from the Saxony Development Bank in Germany. The reduction in the grants received during the period compared to last year is commensurate with the reduction in the R&D expenditure in Australia during the same period last year. The Saxony Development Bank grant expired in December 2014; however, the last funds were received in October 2015.

Our R&D expenditure arises from contracts with Contract Research Organisations (CROs), Contract Manufacturing Organisations (CMOs) and clinical investigators. As a result of ceasing the recruitment and consolidation of the CVac clinical development programs, Prima was able to significantly reduce R&D expenditure whilst further developing R&D in relation to assets acquired in the Immutep acquisition.

Performance Rights were granted as Long Term Incentives (“LTIs”) and Short Term Incentives (“STIs”) used under the Executive Incentive Plan as follows:

•	4,347,827 of Performance rights are granted as LTIs subject to meeting vesting conditions of total shareholder return criteria being achieved and continued employment until 1 October 2017 for 75% of these LTIs and until 1 October 2018 for 25% of these LTIs.

•	945,180 of Performance rights are granted as STIs with vesting conditional on meeting various individually set KPIs and continued employment until 1 October 2016.

•	1,538,462 of Performance rights are granted as STIs with vesting conditional on meeting various individually set KPIs and continued employment until 1 December 2016.

In addition 42,000,000 Performance Rights were granted under the Executive Incentive Plan including 20 million for the CEO based on shareholder approval at the Extraordinary General Meeting held on 31 July 2015.

On vesting of either LTIs or STIs, shares will be issued for no consideration. The expense recorded for the first half amounted to $1.26m.

Our total corporate and administrative expenditure increased in the first half of 2015 to $4.2m also as a result of the share-based payments recognised under the Executive Incentive Plan.

Prima BioMed Ltd- Appendix 4D	Page 4

Directors’ Report (continued)

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6. This report is made in accordance with a resolution of directors.

Mr Marc Voigt

CEO and Executive Director

Sydney

Dated: 29th Day of February 2016

Prima BioMed Ltd- Appendix 4D	Page 5

Auditor’s Independence Declaration

As lead auditor for the review of Prima BioMed Ltd for the half-year ended 31 December 2015, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

Rod Dring	Sydney
Partner	29 February 2016
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Prima BioMed Ltd- Appendix 4D	Page 6

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2015

	Note	31 December 2015	31 December 2014
		$	$
OTHER INCOME
Miscellaneous income		376,930	—
Grant income		887,727	1,169,929
Gain on foreign exchange		—	624,531
Interest income		164,657	200,228

Total other income		1,429,314	1,994,688
EXPENSES
Depreciation and amortisation		(1,026,367)	(216,651)
Research and development and intellectual property		(4,011,362)	(4,892,399)
Corporate administrative expenses		(4,180,666)	(3,028,026)
Share Based Payment to strategic investor	9	(47,468,071)	—
Loss on foreign exchange		(497,711)	—
Finance cost		(8,199)	(204,571)
Changes in fair value of comparability milestone		(542,075)	—
Net Change in fair value of financial liability		(278,904)	(54,127)

Loss before income tax		(56,584,041)	(6,401,086)
Income tax expense		562,176	—

Loss for the half-year		(56,021,865)	(6,401,086)

Other Comprehensive Income
Exchange differences on the translation of foreign operations		269,013	164,790

Other comprehensive income for the half-year, net of income tax		269,013	164,790

Total comprehensive loss for the half-year		(55,752,852)	(6,236,296)

Loss is attributable to: Owners of Prima BioMed Ltd		(56,021,865)	(6,401,086)

Total comprehensive loss is attributable to: Owners of Prima BioMed Ltd		(55,752,852)	(6,236,296)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)		(2.86)	(0.51)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 7

Consolidated Balance Sheet

As at 31 December 2015

	Note	31 December 2015	30 June 2015
		$	$
ASSETS
Current assets
Cash and cash equivalents		25,483,419	6,759,615
Current receivables	4	228,511	315,453
Other assets	7	644,522	948,003

Total current assets		26,356,452	8,023,071
Non-current assets
Plant and equipment	5	115,562	297,957
Intangible assets	6	21,774,380	22,662,417

Total non-current assets		21,889,942	22,960,374

Total assets		48,246,394	30,983,445
LIABILITIES
Current liabilities
Trade and other payables		1,591,436	2,770,049
Borrowings	8	—	1,508,473
Current tax payable		21,903	20,837
Employee benefits		64,810	80,304

Total current liabilities		1,678,149	4,379,663
Non-current liabilities
Financial liability	9	4,698,435	—
Deferred tax liability		1,313,024	1,878,333
Employee benefits		37,630	35,706

Total non-current liabilities		6,049,089	1,914,039

Total liabilities		7,727,238	6,293,702

Net assets		40,519,156	24,689,743

EQUITY
Issued capital	10	194,376,075	179,878,436
Reserves		62,621,368	5,267,729
Accumulated losses		(216,478,287)	(160,456,422)

Equity attributable to the owners of Prima BioMed Ltd		40,519,156	24,689,743

Total equity		40,519,156	24,689,743

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 8

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2015

	Issued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$
Balance at 1 July 2014	149,014,372	1,882,674	(128,304,726)	22,592,320
Loss for the half-year	—	—	(6,401,086)	(6,401,086)
Other comprehensive income	—	164,790	—	164,790

Total comprehensive income for the half-year	—	164,790	(6,401,086)	(6,236,296)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	4,121,675	—	—	4,121,675
Share based payment	—	2,278,022	—	2,278,022
Employee share based payment	—	214,740	—	214,740

Balance at 31 December 2014	153,136,047	4,540,226	(134,705,812)	22,970,461

Balance at 1 July 2015	179,878,436	5,267,729	(160,456,422)	24,689,743
Loss for the half-year	—	—	(56,021,865)	(56,021,865)
Other comprehensive income	—	269,013	—	269,013

Total comprehensive income for the half-year	—	269,013	(56,021,865)	(55,752,852)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	13,479,739	—	—	13,479,739
Issue of convertible notes	—	9,331,297	—	9,331,297
Share based payment	—	42,527	—	42,527
Share based payment to strategic investor	—	47,468,071	—	47,468,071
Employee share based payment	1,017,900	242,731	—	1,260,631

Balance at 31 December 2015	194,376,075	62,621,368	(216,478,287)	40,519,156

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 9

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2015

	31 December 2015	31 December 2014
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(8,095,889)	(7,067,987)
Interest received	164,657	344,186
Miscellaneous income	376,929	—
Transaction costs relating to the acquisition of subsidiary	—	(347,473)
Tax paid	(2,066)	—
Grant income	887,727	392,393

NET CASH (OUTFLOWS) FROM OPERATING ACTIVITIES	(6,668,642)	(6,678,881)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment	(6,436)	(46,848)
Proceeds from disposal of plant and equipment	64,105	—
Reclassification of term deposits as cash and cash equivalents	—	1,300,000
Funds from maturity of term deposits	—	7,700,000
Payment for acquisition of subsidiary, net of cash acquired	—	(15,769,617)

NET CASH (OUTFLOWS) / INFLOWS IN INVESTING ACTIVITIES	57,669	(6,816,465)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from borrowings	—	3,290,988
Repayment of borrowings	(1,508,473)	—
Proceeds from issue of convertible notes	13,750,828	—
Proceeds from issues of shares and options	13,761,076	1,043,838
Share issue transaction costs	(281,336)	(63,098)

NET CASH INFLOWS FROM FINANCING ACTIVITIES	25,722,095	4,271,728

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	19,111,122	(9,223,618)
Effect on exchange rate on cash and cash equivalent	(387,318)	755,643
Cash and cash equivalents at the beginning of the half year	6,759,615	14,200,042

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	25,483,419	5,732,067

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 10

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Prima as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2015 and any public announcements made by Prima BioMed Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2015.

3. Segment Reporting

Identification of reportable operating segments

Subsequent to the acquisition of Immutep S.A., internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) form only one segment, being Cancer Immunotherapy. This segment reporting is used to assess performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax. Prior year segment reporting information has been restated to reflect the form in which the CODM reviews financial information.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

In the current reporting period, the Company has focused on cancer immunotherapy research.

Prima BioMed Ltd- Appendix 4D	Page 11

Notes to the Financial Statements (continued)

3. Segment Reporting (continued)

Operating segment information

31 December 2015	Cancer Immunotherapy $	Unallocated $	Consolidated $
Other Income
Grant income	887,727	—	887,727
Interest income	—	164,657	164,657
Miscellaneous income	376,930	—	376,930

Total other income	1,264,657	164,657	1,429,314

Result
Segment result	(56,584,041)	—	(56,584,041)

Loss before income tax expense	(56,584,041)	—	(56,584,041)

Income tax expense			562,176

Loss after income tax expense			(56,021,865)

31 December 2014	Cancer Immunotherapy $	Unallocated $	Consolidated $
Other Income
Grant income	1,169,929	—	1,169,929
Gain on foreign exchange	—	624,531	624,531
Interest income	—	200,228	200,228

Total other income	1,169,929	824,759	1,994,688

Result
Segment result	(6,401,086)	—	(6,401,086)

Loss before income tax expense	(6,401,086)	—	(6,401,086)

Income tax expense			—

Loss after income tax expense			(6,401,086)

4. Current Receivables

	31 December 2015	30 June 2015
	$	$
Trade receivables	116,354	165,310
GST receivable	112,157	150,143

	228,511	315,453

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2015.

Prima BioMed Ltd- Appendix 4D	Page 12

Notes to the Financial Statements (continued)

5. Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)

Net book amount	546,981	23,186	7,097	577,264

Year ended 30 June 2015
Opening net book amount	546,981	23,186	7,097	577,264
Exchange differences	(681)	1,128	(22)	425
Additions	44,627	4,201	—	48,828
Disposal	(178)	(5,332)	—	(5,510)
Acquisition of subsidiary	787	1,937	—	2,724
Depreciation charge	(308,719)	(14,523)	(2,532)	(325,774)

Closing net book amount	282,817	10,597	4,543	297,957

At 1 July 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)

Net book amount	282,817	10,597	4,543	297,957

Half Year ended 31 December 2015
Opening net book amount	282,817	10,597	4,543	297,957
Exchange differences	10,363	323	122	10,808
Additions	—	5,722	714	6,436
Disposal	(61,308)	—	—	(61,308)
Acquisition of subsidiary	—	—	—	—
Depreciation charge	(131,437)	(5,524)	(1,370)	(138,331)

Closing net book amount	100,435	11,118	4,009	115,562

At 31 December 2015
Cost or fair value	237,933	16,880	5,453	260,266
Accumulated depreciation	(137,498)	(5,762)	(1,444)	(144,704)

Net book amount	100,435	11,118	4,009	115,562

Prima BioMed Ltd- Appendix 4D	Page 13

Notes to the Financial Statements (continued)

6. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2014
Cost	1,915,671	—	—	1,915,671
Accumulated amortisation	(1,798,788)			(1,798,788)

Net book amount	116,883	—	—	116,883

Year ended 30 June 2015
Opening net book amount	116,883	—	—	116,883
Acquisition of Immutep S.A	—	23,451,000	109,962	23,560,962
Amortisation charge	(55,002)	(960,426)	—	(1,015,428)

Closing net book amount	61,881	22,490,574	109,962	22,662,417

At 1 July 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,853,790)	(960,426)	—	(2,814,216)

Net book amount	61,881	22,490,574	109,962	22,662,417

Half Year ended 31 December 2015
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortisation charge	(8,841)	(879,196)	—	(888,037)

Closing net book amount	53,040	21,611,378	109,962	21,774,380

At 31 December 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,862,631)	(1,839,622)	—	(3,702,253)

Net book amount	53,040	21,611,378	109,962	21,774,380

(i) Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 14 – 15 years

Prima BioMed Ltd- Appendix 4D	Page 14

Notes to the Financial Statements (continued)

7. Other Assets

	Note		31 December 2015	30 June 2015
			$	$
Current
Prepayments	(a	)	613,096	380,749
Security Deposits			31,189	21,224
Accrued interest			237	3,955
Comparability milestone	(b	)	—	542,075

			644,522	948,003

(a)	Prepayments relate predominantly to advance payments for clinical trial expenditure.
(b)	The receivable is the estimated fair value of an amount paid into a retention account in relation to the acquisition of Immutep S.A.

8. Current liabilities - Borrowings

	31 December 2015	30 June 2015
	$	$
Amounts payable to related parties	—	1,071,523
Other borrowings	—	436,950

	—	1,508,473

Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest was charged on this loan at the rate of 10% per annum and was repaid in full in August 2015.

Other borrowings relate to an interest-free loan advanced by France’s innovation agency, ANVAR, which was repaid in full in July 2015.

Prima BioMed Ltd- Appendix 4D	Page 15

Notes to the Financial Statements (continued)

9. Non-Current financial liability

	31 December 2015	30 June 2015
	$	$
Convertible note at fair value	4,698,435	—

	4,698,435	—

On 14 May 2015 the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including:

•	Introductions to other well respected investment institutions which will help in future financing

•	The ability to attract other top level executives and researchers to the company and the board

•	Potential introductions for additional in-licensing opportunities; and

•	Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets

As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment. The value of the share-based payment to the strategic investor has been calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.

Fair value of Convertible Note	45,851,305
Fair value of Warrants	15,367,594
Less cash received	(13,750,828)

Share based payment to strategic investor	47,468,071

Prima BioMed Ltd- Appendix 4D	Page 16

Notes to the Financial Statements (continued)

(i) Fair value of convertible notes

The fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the note will be measured at fair value as required by AASB 2. The remaining value of the convertible note is allocated to the conversion feature and recognised as equity.

	Note - Liability	Conversion feature - Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	278,904	—

Balance at 31 December 2015	4,698,435	41,431,774

(ii) Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair Value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

Prima BioMed Ltd- Appendix 4D	Page 17

Notes to the Financial Statements (continued)

10. Issued Capital

			31 December 2015		30 June 2015
	Note		No.	$	No.	$
Issued and Paid Up Capital
Fully paid ordinary shares	10	(a)	2,058,297,608	184,714,121	1,751,494,601	170,216,482
Options over fully paid ordinary share			43,819,149	9,661,954	43,819,149	9,661,954

Total Issued Capital				194,376,075		179,878,436

The Company has issued 19,800,000 fully vested options to be exercised any time over the 3 year period from the date of issuance at an exercise price to be determined based on the terms of the financing arrangements.

(a) Fully paid ordinary shares	Note		31 December 2015		30 June 2015
			No.	$	No.	$
At the beginning of reporting period			1,751,494,601	170,216,482	1,228,709,341	139,352,418
Shares issued during year	10	(b)	283,158,931	13,761,075	284,274,073	7,365,369
Exercise of options (shares issued during the year)	10	(b)	23,644,076	1,017,900	72,413,924	3,731,339
Exercise of convertible note (Shares issued during the year)			—	—	166,097,263	19,931,672
Transaction costs relating to share issues			—	(281,336)	—	(164,316)

At reporting date			2,058,297,608	184,714,121	1,751,494,601	170,216,482

(b) Shares issued

31 December 2015 details	Number of shares	Issue price $	Total $
Share issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback share issued	12,136,750	0.02	209,966
Nyenburgh Investment Partners share issued	31,022,181	0.05	1,551,109
L1 Capital share issued	40,000,000	0.05	2,000,000
Performance rights exercised	23,644,076	0.04	1,017,900

	306,803,007		14,778,975

Prima BioMed Ltd- Appendix 4D	Page 18

Notes to the Financial Statements (continued)

10. Issued Capital (continued)

(b) Shares issued

30 June 2015 details	Number of shares	Issue price $	Total $
Bergen commencement fee	11,792,588	0.04	483,496
Bergen collateral shares	17,800,000	0.02	338,200
Bergen first tranche	13,163,514	0.04	526,541
Performance right exercised	1,715,686	0.04	63,480
Bergen second tranche	15,214,606	0.03	517,297
Consideration buyer shares to Immutep stakeholders	86,120,815	0.03	2,593,959
Bergen third tranche	15,323,414	0.03	505,674
Bergen fourth tranche	22,936,950	0.02	527,550
Ridgeback share issued	28,000,000	0.02	560,000
Ridgeback first placement	72,206,500	0.02	1,249,172
Bergen options exercised	19,800,000	0.05	1,084,050
Conversion of Warrants – Immutep	52,371,500	0.05	2,628,525
Employee option exercised	242,424	0.08	18,764
Exercise of convertible note	166,097,263	0.12	19,931,672

	522,785,260		31,028,380

11. Business combination

(a) Net cash outflow for prior years’ acquisition

	31 December 2015	31 December 2014
	$	$
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration*	—	16,314,812
Less: Balances acquired
Cash	—	545,195

Net outflow of cash – investing activities	—	15,769,617

The total cash paid during the half year ended 31 December 2014 in relation to the acquisition of Immutep S.A. was $16,314,812.

(b) Comparability milestone

As part of the acquisition of Immutep S.A in the previous financial year, an amount of $1,084,149 was paid into a retention account and it was determined that there was a 50% likelihood that a comparability study was required. The fair value of the amount refundable on acquisition was $542,075 and as such the cash paid in relation to the purchase consideration was reduced by this amount. As the refundable consideration was contingent on an uncertain future event, it was recognised as a financial asset at fair value in accordance with AASB 3 on acquisition. During the half year period, the comparability study was not required, and as such was subsequently measured at fair value through profit or loss in accordance with AASB 3. Accordingly the $542,075 was recognised as an expense for the half year ended 31 December 2015.

Prima BioMed Ltd- Appendix 4D	Page 19

Notes to the Financial Statements (continued)

12. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2015%	31 December 2014%
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed IP Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed GmbH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%
Immutep S.A.	France	Ordinary	100%	100%

13. Contingent Liabilities

There were no material contingent liabilities at 31 December 2015.

14. Events Occurring After the Balance Sheet Date

No matters or circumstance has arisen since 31 December 2015 that has significantly affected, or may significantly affect the Company’s operations, the results of those operations or the Company’s state of affairs in future financial years.

15. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Prima BioMed Ltd- Appendix 4D	Page 20

Notes to the Financial Statements (continued)

15. Fair value measurement of financial instruments (continued)

The following table presents the group’s financial assets and financial liabilities measured and recognized at fair value at 31 December 2015 and 30 June 2015 on a recurring basis:

At 31 December 2015	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Comparability milestone at fair value	—	—	—	—

Total assets	—	—	—	—

Liabilities
Borrowings	—	—	—	—
Other financial liabilities
Convertible note	—	—	4,698,435	4,698,435

Total liabilities	—	—	4,698,435	4,698,435

At 30 June 2015	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Comparability milestone at fair value	—	—	542,075	542,075

Total assets	—	—	542,075	542,075

Liabilities
Borrowings	—	—	1,508,473	1,508,473
Other financial liabilities
Convertible note	—	—	—	—

Total liabilities	—	—	1,508,473	1,508,473

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 December 2015.

(a) Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

Prima BioMed Ltd- Appendix 4D	Page 21

Notes to the Financial Statements (continued)

15. Fair value measurement of financial instruments (continued)

(b) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the half-year ended 31 December 2015:

	Comparability milestone	Borrowings	Convertible note	Total
	$	$	$	$
Opening balance 1 July 2015	542,075	(1,508,473)	—	(966,398)
Other increases/(decreases)		1,508,473	(4,698,435)	(3,189,962)
(Losses)/gains recognised as an expense	(542,075)	—	—	(542,075)

Closing balance 31 December 2015	—	—	(4,698,435)	(4,698,435)

(i) Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2015 $	Unobservable inputs	Range of inputs
Convertible note	4,698,435	Face value	13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(ii) Valuation process

The convertible note was valued using a Black Scholes model. Prima engaged KPMG as a valuation specialist to perform these valuations based on the inputs above.

Prima BioMed Ltd- Appendix 4D	Page 22

Directors’ Declaration

The Directors of the company declare that:

1. The financial statements and notes, as set out on pages 7 to 22 are in accordance with the Corporations Act 2001, including:

(a)	comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)	give a true and fair view of the Company’s financial position as at 31 December 2015 and of its performance for the half-year ended on that date.

2. In the directors’ opinion there are reasonable grounds to believe that Prima BioMed Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Sydney

Dated: 29th Day of February 2016

Prima BioMed Ltd- Appendix 4D	Page 23

Independent auditor’s review report to the members of Prima BioMed Ltd

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prima BioMed Ltd (the company), which comprises the consolidated balance sheet as at 31 December 2015, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Prima BioMed (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prima BioMed Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Prima BioMed Ltd- Appendix 4D	Page 24

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prima BioMed Ltd is not in accordance with the Corporations Act 2001 including:

a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of its performance for the half-year ended on that date; and

b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Rod Dring Partner	Sydney 29 February 2016

Prima BioMed Ltd- Appendix 4D	Page 25